

March 11, 2009

Via U.S. mail and facsimile

Mr. Paulo Sérgio de Oliveira Diniz
Chief Financial and Investor Relations Officer
Cosan Limited
Av. Juscelino Kubitschek, 1726 – 6th Floor
São Paulo, SP 04543-000
Brazil

> **Re:** **Cosan Limited**
> **Form 20-F for the Fiscal Year Ended April 30, 2008**
> **Filed September 15, 2008**
> **Response Letter Dated February 13, 2009**
> **File No. 1-33659**

Dear Mr. Diniz:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibits, page 113

1. We note your response to our prior comment 6. With regard to any material contracts that have not yet been filed, please file such documents promptly as exhibits to a Form 6-K or as exhibits to an amendment to your Form 20-F for the fiscal year ended April 30, 2008.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
C. White
N. Gholson
Manuel Garciadiaz, Esq. – Davis Polk & Wardwell (facsimile (212) 450-3428)